UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29319

Eprise Corporation

(Exact name of registrant as specified in its charter)

200 Crossing Boulevard, Framingham, Massachusetts 01702 — (508) 872-0200

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.001 par value per share
Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

    Approximate number of holders of record as of the certification or notice date:      one*

    * divine, inc., a Delaware corporation, is the sole holder of record of the common stock listed above as of the date hereof pursuant the agreement and plan of merger, dated September 17, 2001, among divine, inc., DI2 Acquisition Company, a wholly-owned subsidiary of divine, and the registrant, which was consummated on December 5, 2001.

    Pursuant to the requirements of the Securities Exchange Act of 1934 Eprise Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 5, 2001	By:	/s/ JUDE M. SULLIVAN Jude M. Sullivan, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.